July 24 2018

JEFFREY R. VETTER	EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Brian Cascio
Michael Fay
Russell Mancuso
Caleb French
Heather Percival

Re:	Bloom Energy Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed July 20, 2018
File No. 333-225571

Ladies and Gentlemen:

On behalf of Bloom Energy Corporation (the “Company”), and in connection with the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) on July 20, 2018, we are responding to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated July 23, 2018 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter; the Staff’s comment is presented in bold italics.

The installation and operation of our Energy Servers are subject to environmental laws and regulations…, page 36

1.	If authorities in states or other relevant jurisdictions have imposed fines or obtained remedies from you or your customers related to your products or services, other than as disclosed in the last sentence of the third paragraph of this risk factor, please balance your disclosure with appropriate information about the fines or remedies.

The Company acknowledges the Staff’s comment and advises that Staff that no authorities in states or other relevant jurisdictions have imposed any material fines or sought any material remedies from the Company or the Company’s customers related to the Company’s products or services other than as disclosed in the risk factor on page 36.

United States Securities and Exchange Commission

Division of Corporate Finance

July 24, 2018

Underwriting, page 207

2.	Please tell us which exhibit to your registration statement represents the agreement regarding future services mentioned in your disclosure added on page 208. Also tell us how the agreement will be reflected in the table required by the last sentence of Regulation S-K Item 508(e).

The Company acknowledges the Staff’s comment and advises the Staff that the agreement referenced on page 208 is not material to the Company. The agreement does not contain any definitive compensation or similar terms relating to any future services, but rather provides that such future services shall be determined at the time of such future engagement based on “customary and mutually-agreeable” terms and conditions. Furthermore, the agreement does not commit the Company to seek any future services. Accordingly, the Company believes this agreement is not material to the Company or to investors and is not required to be filed as an exhibit.

Given that the agreement referenced on page 208 does not commit the Company to seek any future services from any underwriter, and does not contain definitive compensation or similar terms relating to any future services, the Company advises the Staff that the value of such agreement is immaterial to the Company and cannot be quantified for purposes of the table required by the last sentence of Regulation S-K Item 508(e). However, the Company advises the Staff that the Company will add a footnote to the table in its Rule 424(b) final prospectus to indicate that it excludes the value of any future services provided to the Company by any underwriter, which cannot be determined at this time.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7631 or, in my absence, Michael Shaw at (650) 335-7842.

Sincerely,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

FENWICK & WEST LLP

cc (via e-mail):	Shawn Soderberg, Esq.
Michael Shaw, Esq.
Alan F. Denenberg, Esq.
Emily Roberts, Esq.